January 20, 2021

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed December 28, 2020

File No. 024-11020

Dear Mr. Alper:

We acknowledge receipt of the comments in your letter dated January 15, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Post-Qualification Amendment to Offering Statement on Form 1-A

General

1.	We note that you have adjusted the price four times since your Form 1-A was qualified on November 1, 2019. It does not appear that you filed any offering circular supplements or post-qualification amendments to reflect these price adjustments. Please give us your detailed analysis on whether offers and sales made after the first price adjustment complied with Regulation A and were not made in violation of Section 5.

As Sara Hanks of our firm discussed in a telephone conversation with the Staff, the Company intends to conduct a rescission offer for securities sold at the prices adjusted without the filing of offering circular supplements or post-qualification amendments. The Company will make the rescission offer under a separate offering statement under Regulation A, which it intends to file as soon as possible. The Company has added disclosure with respect to the intended rescission offer. We would respectfully ask that the Staff consider qualifying the current offering once the rescission offering statement is filed, which we note was the approach used in similar circumstances in a filing by iConsumer Corp. (File No. 024-10851).

2.	We note that you have removed your summary risk factor section. Since your risk factor discussion is longer than 15 pages, please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

The Company has added summary risk factors as requested by the Staff.

Results of Operation, page 90

3. We note your revised disclosure in response to comment 4. You disclose that you have generated $339,862 of revenue as of June 30, 2020; however, you also disclose that you have recognized $319,176 of revenue for the interim period ended June 30, 2020. Additionally, you disclose that you recognized $16,687 in rental revenues for the year ended December 31, 2019; however, according to your financial statements you recognized $67 in revenue. Please reconcile.

The Company has reconciled the disclosure, as requested by the Staff. The Company notes that the $67 recognized as revenues in the previously filed financial statements was a clerical mistake. As discussed with the Company’s auditor, the figure has been corrected to $16,685 in the financial statements and reconciled in the result of operations section.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609